Mail Stop 4561

March 25, 2009

Ms. Brenda Aguis
Chief Financial Officer
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

> **Re: Local.com Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 000-50989**

Dear Ms. Aguis:

We have reviewed your response letter dated March 4, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 14, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2007

Facing Page

1.   We note your response to our prior comment number 2, that you have determined that you are a smaller reporting company. If, in future filings, you continue to meet the criteria of a smaller reporting company, indicate this on the facing page of your filing, rather than indicating you are a non-accelerated filer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

2.   We have reviewed your response to our prior comment number 3. In future filings, include more of the information provided in your response in your liquidity and capital resources discussion.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

3.   We repeat our prior comment number 4 to amend your Form 10-K to provide the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Also amend your Form 10-Q's for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 to provide the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures for each of the quarters noted above.

4.   We note your response to our prior comment number 4. The definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) under the Exchange Act includes controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file is reported within the time periods specified. Given that Item 307 of Regulation S-K required you to disclose in your annual report the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures, and given that your annual report did not contain this required disclosure, please provide a significantly more detailed legal analysis as to how you were nevertheless able to conclude that your disclosure controls and procedures were effective. Rule 13a-15(e) does not draw a distinction between disclosures which relate directly to the operational features of your underlying business and other types of required disclosures. Furthermore, the fact that your management in fact reached a conclusion regarding the effectiveness of your disclosure controls and procedures does not satisfy the applicable reporting requirement.

5.   We repeat our prior comment number 5 to include your revised language for the specific disclosure that the disclosure controls and procedures were effective at the reasonable assurance level in your amendment.

Consolidated Statements of Operations, page F-4

6.   We have reviewed your response to our prior comment number 6. In consideration that you define traffic acquisition costs (TAC) differently than other companies in your industry, please expand your disclosures under your traffic acquisition cost policy in Footnote 1 to incorporate similar information provided in your response to explain why TAC is treated as an advertising expenditure.

Notes to Consolidated Financial Statements

1. Nature of operations and summary of significant accounting policies

Revenue recognition, page F-10

7.   We note your response to our prior comment number 9. Based on your response, it appears that you make a determination of whether to recognize revenue either on a gross or net basis as it relates to your bid price. As such, it continues to appear that EITF 99-19 applies to your revenue recognition. Explain to us in further detail how you determined that EITF 99-19 is not applicable to you or disclose in future filings your considerations of EITF 99-19 for your revenue recognition.

8.   We have reviewed your response to our prior comment number 11. In light of your disclosures in your filing, particularly on page 4, it appears appropriate to disclose to your readers your revenue recognition policy for your licensing revenue. For example, expand your policy to include the last sentence of your response.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief